Exhibit 99.1

FCA announces the closing of its multi-tranche offering of senior notes
The offering denominated in Euro announced on 30 June 2020 was settled today and consists of Notes with the following characteristics: (1) €1,250 million in principal amount of 3.375% Senior Notes due July 2023, (2) €1,250 million in principal amount of 3.875% Senior Notes due January 2026, and (3) €1,000 million in principal amount of 4.50% Senior Notes due July 2028, each at an issue price of 100% of the applicable principal amount.

The Notes, which were issued by FCA under its Euro Medium Term Note Programme, have been rated Ba2 by Moody’s Investors Service, BB+ by Standard & Poor’s, BBB- by Fitch and BBB(Low) by DBRS. The Notes have been admitted to listing on the Irish Stock Exchange.

London, 7 July 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

The notes have only been offered and sold outside the United States to institutional investors that are non “U.S. persons” (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and have not been and will not be registered under the Securities Act or any other securities laws. The notes will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
This press release shall not constitute an offer to sell or an offer of financial products, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer or sale would be unlawful. No action has been or will be taken to permit a public offering of the notes in any jurisdiction, including Italy.
This press release is not an offer of securities for sale or an offer of financial products in the United States or any other jurisdiction, including Italy. The securities of Fiat Chrysler Automobiles N.V. may not be offered or sold in the United States or to or for the account or benefit of “U.S. persons” (as such term is defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. Such securities have not been, nor will be, registered under the Securities Act. Fiat Chrysler Automobiles N.V. has not made and does not intend to make a public offering of the notes in the United States or elsewhere.
The offering of the notes has not been cleared by the Commissione Nazionale per le Societá e la Borsa (CONSOB), pursuant to Italian securities legislation. Accordingly, the Notes have not been and will not be offered, sold or delivered in Italy in a solicitation to the public (sollecitazione all’investimento), and the notes may only be offered, sold or delivered in Italy in compliance with applicable laws and regulations.